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                          June 24, 2022

       Kermit Harris
       Chief Executive Officer
       Astra Energy, Inc.
       9565 Waples Street, Suite 200
       San Diego, CA 92121

                                                        Re: Astra Energy, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 16, 2022
                                                            File No. 333-263256

       Dear Mr. Harris:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2022 letter.

       Amendment No. 3 to Form S-1 filed June 16, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations Results
       of Operations
       Three Months Ended February 28, 2022 Compared to Three Months Ended February 28, 2021,
       page 12

   1. The amounts presented for the increase in business development expense for the three months ended
February 28, 2022 compared to the three months ended February 28,
                                                        2021 do not agree with
the amounts presented in your financial statements for those periods. Please revise
as appropriate.
 Kermit Harris
Astra Energy, Inc.
June 24, 2022
Page 2
Exhibits

2. We note your response to prior comment 1 and reissue such comment. In that regard, we note that although your prospectus cover page appears to contemplate registration of the offer and sale of units and warrants, such securities are not included in the revised fee table in Exhibit 107. Please revise.
3. We note that the revised legality opinion filed as Exhibit 5.1 no longer opines on the legality of the units. Please obtain and file a revised opinion.
        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202)
551-3905 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameKermit Harris
                                                            Division of
Corporation Finance
Comapany NameAstra Energy, Inc.
                                                            Office of Energy &
Transportation
June 24, 2022 Page 2
cc:       Carl P. Ranno, Esq.
FirstName LastName